

05036199

SE ...EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-21-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 2005

SEC FILE NUMBER
8- 42262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANDGRAIN SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 FRANKLIN AVENUE

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

GARDEN CITY	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER GRASSEL   516-742-4488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP

(Name – if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 4 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



2A

OATH OR AFFIRMATION

I, __PETER GRASSEL__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of •
__SANDGRAIN SECURITIES, INC.__ , as

of __DECEMBER 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

4HF-500333   4HF-601792   4HF-700941

Signature

PRESIDENT
Title

Barbara Lynn Harland 2/5/05
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDGRAIN SECURITIES, INC.

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

SANDGRAIN SECURITIES, INC.

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of Sandgrain Securities, Inc.:

We have audited the accompanying statement of financial condition of Sandgrain Securities, Inc. (the "Company") as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sandgrain Securities, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

January 24, 2005

-2-

SANDGRAIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
<u>**DECEMBER 31, 2004**</u>

ASSETS

Cash and cash equivalents	$	339,528
Receivable from clearing organization		353,965
Deposit with clearing organization		100,000
Securities owned:		
Not readily marketable, at estimated fair value		3,300
Furniture and equipment, net of accumulated depreciation of $235,030		57,303
Employee advances and other assets		440,984
TOTAL ASSETS	$	1,295,080

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Commission payable	$	516,055
Accounts payable and accrued expenses		87,300
Accrued income taxes		49,259
TOTAL LIABILITIES		652,614

Commitments and contingencies

Subordinated borrowings	250,000

Shareholder's equity:

Common stock, no par value, authorized 200 shares, 10 shares issued and outstanding	1,000
Additional paid-in capital	187,875
Retained earnings	203,591
TOTAL SHAREHOLDER'S EQUITY	392,466
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,295,080

The accompanying notes are an integral part of this financial statement.

-3-

NOTE 1 - **ORGANIZATION AND NATURE OF BUSINESS**

Sandgrain Securities, Inc. (the "Company"), a wholly owned subsidiary of United Business Owners, Inc., was incorporated under the laws of the State of New York in October 1989. The Company conducts business as a broker-dealer in securities and received approval from the Securities and Exchange Commission in 1990 to conduct such business. During 1992, the Company became a member of the National Association of Securities Dealers, Inc. and commenced business during 1993.

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 - **SIGNIFICANT ACCOUNTING POLICIES**

The Company records proprietary securities transactions and commission revenue and related expenses on a settlement date basis. The revenue and expenses from such transactions would not be not materially different if reported on a trade date basis.

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2004, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents the net of commissions receivable for customer transactions generated in December 2004 and received in January 2005. The deposit with the clearing organization is required by the clearing agreement.

NOTE 4 - INCOME TAXES

The components of the income tax provision as of December 31, 2004 were:

Federal	$33,695
State	14,460
Total	$48,155

The Company is included with its Parent in a consolidated tax return. The above tax provisions represent the Company's share of the estimated consolidated tax for 2004.

Prior to 2004, the Company incurred a net capital loss for Federal income tax purposes totaling approximately $153,000, which expires in 2008. The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized.

At December 31, 2004, the Company has recorded a deferred tax asset of approximately $61,000 resulting primarily from net capital loss carry forwards. A valuation allowance of the same amount has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109.

NOTE 5 - SUBORDINATED LOAN AGREEMENT

At December 31, 2004, the Company had borrowings of $250,000 from its Parent which were unconditionally subordinated to all claims of general creditors pursuant to a written agreement. The subordination agreement is subject to the rules and regulations of the Securities and Exchange Commission, and thus, the borrowings are available in computing net capital as defined. The agreement is scheduled to

NOTE 5 - CONTINUED

mature on July 31, 2006, unless extended. The loan is interest bearing at a rate of 9.60% per annum. During 2004, the Company paid its Parent approximately $24,000 in interest on the loan.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease which expires May, 2010. Future minimum annual payments required as of December 31, 2004 over the term of the current lease are as follows:

Year ended December 31	Minimum lease payments
2005	$248,426
2006	257,121
2007	266,120
2008	275,433
2009	285,074
Through May 2010	120,478
Total	$1,452,652

The Company and several former employees are named in a complaint brought by customers relating to securities transactions. The allegations are being vigorously defended by management who believes, after consultation with outside counsel, that there will be no material adverse affect on the financial condition of the Company.

NOTE 7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2004, the Company had net capital of $132,387 which was $32,387 in excess of the required minimum net capital at that date of $100,000. The Company's aggregate indebtedness to net capital ratio was 4.93 to 1.